February 24, 2021

VIA EDGAR

Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission, Division of Corporation Finance Washington, DC 20549
Re:	CIM Real Estate Finance Trust, Inc.

Schedule TO-T filed February 11, 2021 by

Comrit Investments 1, Limited Partnership and Comrit Investments Ltd.

File No. 005-87389

Dear Ms. Chalk:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your February 16, 2021 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of each comment from the Comment Letter, followed by our response.

General

1.	In your response letter, describe how you disseminated these offer materials. See Rule 14d-4 of Regulation 14D. In this regard, we note that you have included an undated press release but no summary advertisement as an exhibit to the Schedule TO-T. We further note that your disclosure directs shareholders to the offer materials posted at www.cttauctions.com/offerdisclosures. However, we are unable to find the offer materials there.

The Purchaser relied upon “Summary publication” as described in Rule 14d-4(a)(2) to disseminate the tender offer materials to securityholders. The Purchaser published notice of the tender offer in Investor’s Business Daily (“IBD”), a weekly publication, in the week of February 22, 2021 edition. The Purchaser included a copy of the press release that was published as Exhibit 99(a)(4) to its Schedule TO-T that is the subject of this letter (the “Schedule TO”). The press release is intended to serve as the “summary advertisement” for purposes of Rule 14d-4(a)(2)(i). Concurrently with the submission of this letter, the Purchaser is filing Amendment No. 1 to the Schedule TO (the “Amendment Filing”), which will include notice of the Purchaser’s extension of the expiration date of the tender offer to April 10, 2021 as new Exhibit 99(a)(4), a copy of which will be published in IBD to announce the extension, and with a revised exhibit heading to reflect that the press release is intended to serve as the summary advertisement. Additionally, the offer documents are now available at www.cttauctions.com/offerdisclosures.

The Purchaser regrets the delay in publishing the summary advertisement and posting the offer materials on CTT’s website. The Purchaser acknowledges that, per its usual practices, the summary advertisement and offer materials normally would have been published concurrently with the filing of the Schedule TO, which the Purchaser considers to be the commencement date of the tender offer for purposes of Rule 14d-2(a). In this instance, there was a miscommunication internally that resulted in the delay in publication. The Purchaser will endeavor to ensure that such delays do not occur in connection with future offers.

Offer to Purchase – Conditions of the Offer, page 13

2.	You previously conducted an offer for these shares in 2020, which was terminated based on the suspension of trading on a national securities exchange in the spring of 2020. You have included the same offer condition in this offer. While you are free to include as many objectively-verifiable offer conditions as you choose, understanding why an offer for non-traded securities is conditioned on a suspension in trading on a national securities exchange may be material to shareholders’ evaluation of this offer. Please explain in your response letter, with a view to possible additional disclosure in the offer materials, why you have conditioned the offer in this way for a class of securities that does not trade publicly.

Both the liquidity of the Purchaser and that of its corporate parent, I.B.I. Investment House Ltd (“I.B.I.”), depend on having access to fully operational capital markets in the United States. While the Purchaser and I.B.I. currently have sufficient liquid assets to fund commitments under the tender offer, a portion of I.B.I’s assets are invested in publicly traded securities in the United States, and any general suspension of trading on a national securities exchange necessarily hinders the Purchaser’s ability to liquidate such assets, both for the purpose of funding commitments under the tender offer and as a matter of general treasury management.

Additionally, the Purchaser believes that the market for securities issued by non-traded REITs, while not subject to the same dynamics and variables as a national exchange, nonetheless is impacted by the availability and operations of the public market, and that potential tendering shareholders in a given tender offer may look to prevailing market sentiment in the event of a general suspension of trading. The Purchaser respectfully submits that a general suspension of trading on a national securities exchange is therefore an appropriate condition under which the Purchaser may elect to terminate the tender offer.

3.	You have further conditioned the offer on there not being in effect any injunction or other order of any court or government authority that shall “materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Corporation.” Since the Purchaser is a private company that does not file periodic reports or otherwise make its financial condition public such that target shareholders can assess whether or not a material change in these metrics has occurred, it is unclear how shareholders can assess the scope of the offer in this context. Please analyze in your response letter why the Purchaser’s financial statements are not material, given the terms of this offer condition. See Item 10 of Schedule TO and the Instructions to that Item. Your analysis should further address how shareholders can assess the scope of this condition, given the lack of information available to them about these privately-held bidders.

The Purchaser acknowledges the Staff’s comment and has revised its disclosure in Section 12 of the Amendment Filing to remove the above condition as applicable to the Purchaser. The revised language clarifies that the condition described in Section 12(a)(v) would only be triggered by an injunction or other order of any court or government authority that materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Corporation.

4.	The scope of the condition outlined in paragraph (d) as it relates to the COVID pandemic is unclear. In subparagraph (d)(iv) on page 14, you state that “for the avoidance of doubt [this condition relating to a national or international calamity], excludes the current state of the ongoing COVID-19 pandemic.” However, in subparagraph (d)(vi), you state that the offer condition will be triggered “in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.” Revise to clarify whether you reserve the right to terminate the offer if the COVID pandemic worsens significantly.

The Purchaser acknowledges the Staff’s comment and has revised its disclosure in Section 12 of the Amendment Filing to clarify that a significant worsening of the COVID-19 pandemic, without accompanying events that would trigger another of the conditions listed in Section 12, would not trigger the Purchaser’s right to terminate the offer.

Section 10. Certain Information concerning the Purchasers, page 12

5.	Please provide additional information about the services to be provided to the Purchaser by Plotkin Financial Advisors, LLC and Independent Financial Group, LLC in connection with this offer. Your generic references to “advisory and administrative services” should be expanded to satisfy the requirements of Item 1009(a) of Regulation M-A, which requires a summary of the terms of each entity’s employment.

The Purchaser acknowledges the Staff’s comment and has revised its disclosure in Section 14 of the Amendment Filing to summarize the material terms of the services provided by each of Independent Financial Group, LLC, Ittai Dvir and Shimshon Plotkin.

*           *           *           *           *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP
By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

cc:           Amos W. Barclay, Esq. (Holland & Hart LLP)

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